SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated June 23, 2004 re France Telecom successfully completes syndication of euro 10 billion revolving credit facility

www.francetelecom.com
June 23, 2004, Paris

Press Release

France Telecom successfully completes syndication of euro 10 billion revolving credit facility

The facility was heavily oversubscribed, raising approximately euro 16 billion in commitments, reflecting the quality of the France Telecom signature

France Telecom has signed a euro 10 billion revolving credit facility. The facility will replace the company’s euro 15 billion facility signed in February 2002 and due in February 2005 (reduced to euro 5 billion), and the euro 5 billion facility signed in February 2003 that was due to mature in February 2006. Both lines were not drawn. A total of 34 banks have joined the facility. The syndication raised nearly euro 16 billion in commitments. Despite the significant oversubscription, France Telecom opted not to increase the amount of the facility from the initial euro 10 billion.

Conditions surrounding France Telecom’s access to corporate debt markets have improved significantly. The terms of this financing are tied to changes in France Telecom’s ratings by Standard & Poor’s, Moody’s and Fitch. The initial terms are as follows:

	Amount in euros	Term	Non-use fee	Margin
Tranche No. 1	2.5 billion	364 days renewable	8 basis points	27.5 basis points
Tranche No. 2	7.5 billion	5 years	11.5 basis points	35 basis points

Twenty-two banks acted as Mandated Leader Arrangers: ABN AMRO Bank N.V., Banco Bilbao Vizcaya Argentaria S.A., The Bank of Tokyo-Mitsubishi Ltd., Barclays Capital, BNP Paribas, CCF, Calyon Corporate & Investment Bank, CDC Finance—CDC IXIS, Citibank International plc, Commerzbank Aktiengesellschaft, Crédit Mutuel—CIC, Deutsche Bank AG, Dresdner Kleinwort Wasserstein Limited, ING Bank N.V. / ING Bank (France) S.A., J.P.Morgan plc, Mediobanca—Banca di Credito Finanziario S.p.A., Mizuho Corporate Bank Ltd., Natexis Banques Populaires, The Royal Bank of Scotland plc, SG Corporate & Investment Banking, Sumitomo Mitsui Banking Corporation and WestLB AG.

Twelve other banks joined the syndicate: Banca di Roma S.p.A., Bank of America N.A., Credit Suisse First Boston, Fortis International Finance (Dublin), HVB Banque Luxembourg SA and Lloyds TSB Bank plc as Arrangers; Caja Madrid, Banco Espanol de Credito SA, Nordea Bank AB, KBC N.V. and RBC Finance BV as Co-Arrangers; and Dexia as Lead Manager.

Barclays Capital, Calyon Corporate & Investment Bank, Citibank International plc and SG Corporate & Investment Banking were joint bookrunners for the facility.

Contacts presse :

Nilou Ducastel / Bertrand Deronchaine

01 44 44 93 93

France Télécom Direction de la Communication	6 Place d’Alleray 75505 Paris cedex 15	Téléphone : 01 44 44 22 22 Télécopie : 01 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 23, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information